Exhibit 99.1

Western Copper and Gold Initiates a Preliminary Economic Assessment for the Casino Project

VANCOUVER, BC, Dec. 14, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce the initiation of a Preliminary Economic Assessment (the "PEA") for the Casino Deposit ("Casino"), located in Yukon, Canada.

The Company has engaged the services of M3 Engineering & Technology Corporation of Tucson, Arizona ("M3") to conduct the PEA on Casino. M3, a full-service engineering, procurement and construction management firm, recognized for its experience in copper processing and capabilities in the development and construction of mines and mineral processing plants. M3 also completed an updated Mineral Resource Statement on the Casino Project on July 14, 2020 (the "Resource"). Targeted completion of the PEA is 2nd quarter of 2021.

The PEA will be based on the 2020 Mineral Resource Statement and various engineering studies completed to-date. Scope of the project to be evaluated in the PEA will include: a large open-pit operation, a concentrator to recover copper, gold, silver and molybdenum minerals, and a solid waste facility to store mine waste rock and mill tailings. The project will also include a heap leach facility to recover gold, silver, and copper from oxide ore. Project infrastructure will include approximately 130 km of access road, and a captive power generation facility to meet the project electrical power demand.  The project will also include a relocated airport and some re-routed roads to lower the overall footprint.

The principal objective of the PEA will be to demonstrate positive economic indicators that justify further project development steps. In anticipation of positive outcomes from the PEA, Western is developing a plan for engineering, field investigations, test work, permitting and community relations activities to support the development of a feasibility study for the project.

"We are very pleased to formally launch a PEA on Casino" said Paul West-Sells, President and CEO, "Starting with a PEA will allow the Company to quickly assess changes to the project and outline updated economic returns of the Casino Project before launching a full updated feasibility study."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Paul West-Sells, info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 16:15e 14-DEC-20